EXHIBIT 99.1

Acasti Announces 1-for-10 Reverse Stock Split

LAVAL, Quebec, Sept. 29, 2015 (GLOBE NEWSWIRE) -- Acasti Pharma Inc. ("Acasti" or the "Corporation") (NASDAQ:ACST) (TSX-V:APO), an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, announces that in order to regain compliance with NASDAQ Minimum Bid Price Rules, it will consolidate the issued and outstanding Class A common shares ("Common Shares") of the Corporation (the "Consolidation") on the basis of one (1) post-Consolidation Common Share for every ten (10) pre-Consolidation Common Shares (the "Consolidation Ratio"), provided that each fractional Common Share that results from the Consolidation shall be rounded up.

Subject to approval by the TSX Venture Exchange and NASDAQ, the Consolidation should be effective at the open of trading on or around October 14, 2015 (the "Effective Date") and the Common Shares shall begin trading on the NASDAQ Stock Market and TSX Venture Exchange on a reverse split-adjusted basis on such date. There are currently 106,616,262 Common Shares issued and outstanding on a pre-Consolidation basis, which shall result into approximately 10,661,626 Common Shares issued and outstanding on a post-Consolidation basis.

On November 7, 2014 Acasti received notification from NASDAQ for not maintaining a minimum bid price of US$1.00 per share for 30 consecutive business days (Listing Rule 5550(a) (2)). On May 11, 2015, Acasti received a second notification from NASDAQ that it was eligible for an additional 180 calendar days to regain compliance. Acasti was granted the extension because it met the continued listing requirements for the market value of publicly held shares and all other initial listing standards for NASDAQ Capital Market (rule 5505 – Capital Market criteria), except for the bid price requirement, which will now be resolved by implementing the Consolidation. Acasti also believes the Consolidation will allow the Corporation to attract a broader shareholder base.

The exercise price in effect on the Effective Date, in the case of incentive stock options, warrants and other securities convertible into Common Shares (the "Convertible Securities"), will be increased proportionally to reflect the Consolidation. The number of Common Shares subject to a right of purchase under such Convertible Securities shall also be decreased proportionally to reflect the Consolidation, provided that no fractional Common Share shall be issued or otherwise provided theretofore upon the exercise of any Convertible Securities.

Registered shareholders will receive instructions from Computershare Services Inc., the Corporation's transfer agent, regarding the process for exchanging their Common Shares certificates. Unregistered shareholders, holding shares through CDS or DTC brokerage account participants, should have their Common Shares adjusted automatically with their institution through electronic book-entry.

About Acasti Pharma Inc.

Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, in particular abnormalities in blood lipids, also known as dyslipidemia. Because krill feeds on phytoplankton (diatoms and dinoflagellates), it is a major source of phospholipids and polyunsaturated fatty acids ("PUFAs"), mainly eicosapentaenoic acid ("EPA") and docosahexaenoic acid ("DHA"), which are two types of omega-3 fatty acids well known to be beneficial for human health. CaPre®, currently Acasti's only prescription drug candidate, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to help prevent and treat hypertriglyceridemia, which is a condition characterized by abnormally high levels of triglycerides in the bloodstream. ONEMIA®, a medical food and currently Acasti's only commercialized product, is a purified omega-3 phospholipid concentrate derived from krill oil with lower levels of phospholipids, EPA and DHA content than CaPre®.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Acasti's latest Annual Information Form, which also forms part of Acasti's latest annual report on Form 20-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Acasti's website at acastipharma.com (the "AIF"). All forward-looking statements in this press release are made as of the date of this press release. Acasti does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Acasti's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CONTACT: Acasti Contact:
         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@acastipharma.com
         acastipharma.com